Exhibit 12.1

SCICLONE PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIOS

(in dollars, except for ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings:

Income (loss) before taxes	$29,262	$23,257	$12,586	$(7,873)	$(9,647)

Add: Combined fixed charges and preference dividends	670	642	563	265	331

Less: Capitalized interest	—	112	50	31	—

Earnings as defined	$29,932	$23,787	$13,099	$(7,639)	$(9,316)

Fixed Charges:

Interest expense including capitalized interest	$213	$307	$229	$31	$20

Estimated interest component of rent	457	335	334	234	311

Total fixed charges	$670	$642	$563	$265	$331

Combined Fixed Charges and Preference Dividends:

Interest expense including capitalized interest	$213	$307	$229	$31	$20

Estimated interest component of rent	457	335	334	234	311

Deemed dividend	—	—	—	—	—

Total combined fixed charges and preference dividends	$670	$642	$563	$265	$331

Ratio of earnings to fixed charges	44.67	37.05	23.27	—	—

Ratio of earnings to combined fixed charges and preference dividends	44.67	37.05	23.27	—	—

For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, fixed charges consist of interest expense and an estimated interest component of rent, and combined fixed charges and preference dividends consist of fixed charges and deemed dividends. Earnings consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges and preference dividends less capitalized interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $9,647,000 and $7,904,000 in 2007 and 2008, respectively.